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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF JULY, 2005

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                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [ ]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [ ]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  July 13, 2005
                                        By:     /s/ Mira Watterman
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                                                Mira Watterman
                                                Executive Assistant to the CEO

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                   SHAMIR OPTICAL INDUSTRY LTD (THE "COMPANY")
                     NOTICE OF EXTRAORDINARY GENERAL MEETING

A Notice is hereby given of the convening of an extraordinary general meeting (the "MEETING") of shareholders of the Company, to be held on Monday, August 8th, 2005, at 11:00 a.m. (Tel Aviv time), at the offices of M. Seligman & Co., Attorneys-at-Law, 23 Menachem Begin Street, Tel Aviv, Israel.

THE AGENDA OF THE OF THE MEETING IS SET FORTH BELOW

1. Approval of a transaction with a controlling shareholder, the main terms summary of which is set forth below:

     1.1 The grant of a loan to Kibbutz Shamir (the "KIBBUTZ") in an amount of up-to U.S.$4.4 million (the "LOAN"), which will bear an annual dollar interest at a variable rate equal to annual LIBOR plus 1.5%. The Loan is to provide the Kibbutz with funds for the construction of a building (the "ASSET") on the Kibbutz's territory. The Asset, which is designated for the expansion of the Company's production facilities, will have a total area of approximately 17,000 square meters. The principal amount of and interest on, the Loan will be repaid in semi-annual installments in an amount equal to the semi-annual rental fees to be paid by the Company to the Kibbutz pursuant to the lease agreement, described in Section 1.2 below (the "LEASE"). The Loan will be unsecured, but the Company will be entitled to set-off amounts due and payable by the Kibbutz to the Company under the Loan against the rental fees due and payable by the Company to the Kibbutz under the Lease.

     1.2 The entry of the Company and/or a subsidiary of the Company (the "LESSEE") into the Lease with the Kibbutz. Pursuant to the Lease the Lessee will lease the Asset from the Kibbutz for a period commencing upon the completion of the construction of the Asset and ending not later than the lapse of 24 years and 11 months thereafter. The Asset will be used for the Company's production facilities. The rental fees will be payable semi-annually in the amount of approximately U.S.$34.2 thousands per month.

2. Approval of the grant of a total of 117,700 options in equal parts to five directors not including the External Directors, as defined in the Companies Law 5759 - 1999 (the "COMPANIES LAW").

THE MAJORITY REQUIRED TO ADOPT THE RESOLUTIONS IN THE MEETING

The majority required to adopt the resolutions on the agenda of the Meeting is as follows:

1.   APPROVAL OF A CONTROLLING SHAREHOLDER TRANSACTION.

     A simple majority of the votes, provided that one of the following shall apply:

     (a) the majority of votes at the Meeting shall include at least one third of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or

     (b) the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

2.   GRANT OF OPTIONS TO DIRECTORS.

     A simple majority of the votes.


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NAMES OF CONTROLLING SHAREHOLDERS WITH A PERSONAL INTEREST AND THE NATURE OF
SUCH INTEREST

Pursuant to Section 268 of the Companies Law, to the Company's best knowledge Shamir Optica Holdings A.C.S. Ltd. which holds 58.07% of the share capital of the Company, has a personal interest in the transactions set forth above in Sections 1.1. and 1.2, because it is wholly owned by the Kibbutz.

ELIGIBILITY TO VOTE IN THE MEETING.

In accordance with section 182(b) of the Companies Law, the record date for determining eligibility to participate in and vote at the meeting is Wednesday, July 20th, 2005 (the "RECORD DATE"). A shareholder who holds shares of the Company through the Israeli Transfer Agent must furnish to the offices of M. Seligman & Co., Attorneys-at-Law, at the address recorded above (fax: +972 3-5669355), no later than 24 hours before the time of the meeting, confirmation from the stock exchange member with whom its right to the share is registered regarding its title to the share on the Record Date. The confirmation must include the details specified in Regulation 2 and in Form 1 of the Addendum to the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at the General Meeting) 5760-2000. Shareholders who wish to vote at the meeting by means of a proxy are obliged to deposit the proxy at the offices of
M. Seligman & Co., Attorneys-at-Law (fax: +972 3-5669355), at the address recorded above no later than two hours before the time of the meeting.

Discussion at the meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the meeting, the meeting will be adjourned until Monday, August 15th, 2005, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee, Israel during normal business hours and by prior coordination with Mr. Amir Hai, the Chief Financial Officer of the Company (Tel: +972 4-6947810).

                                                     SHAMIR OPTICAL INDUSTRY LTD